UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2

TO

SCHEDULE TO

TENDER OFFER STATEMENT

under Section 14(d)(1) or Section 13(e)(1) of the Securities Exchange Act of 1934

EXTREME NETWORKS, INC.

(Name Of Subject Company (Issuer))

EXTREME NETWORKS, INC.

(Name of Filing Persons (Offeror))

Common Stock, $0.001 par value

(including the associated preferred stock purchase rights)

(Title of Class of Securities)

30226D106

(CUSIP Number of Class of Securities)

Mark A. Canepa

President and Chief Executive Officer

Extreme Networks, Inc.

3585 Monroe Street

Santa Clara, California 95051

(408) 579-2800

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Diane Holt Frankle, Esq.

DLA Piper US LLP

2000 University Avenue

Palo Alto, California 94303

(650) 833-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$100,000,000	$3,930

*	Estimated solely for purposes of calculating the filing fee pursuant to Rules 0-11 under the Securities Exchange Act of 1934, as amended, based on the dollar amount to be used in the purchase of shares in the tender offer described in this Schedule TO.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $39.30 per million of the aggregate amount of transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$3,930	Filing Party:	Extreme Networks, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	August 11, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on August 11, 2008, as amended on September 9, 2008 (the “Schedule TO”) by Extreme Networks, Inc. (“Extreme Networks” or “we”) relating to the to offer by us to purchase $100 million of our shares of common stock, par value $0.001 per share, including the associated Series A preferred stock purchase rights issued under the Rights Agreement, dated as of April 27, 2001, between Extreme Networks and Mellon Investor Services LLC, as Rights Agent, at a price not more than $3.70 nor less than $3.30 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the offer to purchase, dated August 11, 2008 (the “Offer to Purchase”) and the accompanying letter of transmittal (the “Letter of Transmittal”), which together, as each may be amended and supplemented from time to time, constitute the tender offer (the “Offer”). The Offer expired at 5:00 p.m. New York time, on Friday, September 12, 2008. This Amendment No. 2 to Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

The information contained in the Offer to Purchase and the related Letter of Transmittal, previously filed with the Schedule TO as exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated into this Amendment No. 2 by reference in its entirety, in response to all of the items of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 4. TERMS OF THE TRANSACTION.

Item 4 of the Schedule TO is hereby amended and supplemented by inserting at the end thereof the following:

The Offer expired at 5:00 p.m., New York time, on Friday, September 12, 2008. Based on a preliminary count, we have been advised by the depositary that 45,695,983 shares of our common stock (including approximately 12,317,587 shares of common stock delivered pursuant to guaranteed deliveries) were properly tendered and not withdrawn in the Offer. In accordance with the terms of the Offer, we expect to purchase 28,571,428 shares at a purchase price per share of $3.50. On September 15, 2008, we issued a press release announcing the preliminary results of the Offer. A copy of this press release is filed as Exhibit (a)(1)(F) to the Schedule TO and is incorporated herein by reference.

ITEM 12. EXHIBITS.

The information contained in Item 12 of the Schedule TO and the Exhibit Index is hereby amended and supplemented to add the following:

Exhibit Number:	Document

(a)(1)(F)	Press Release dated September 15, 2008.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Extreme Networks, Inc.

Dated: September 15, 2008	By:	/s/ Mark A. Canepa
	Name:	Mark A. Canepa
	Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Document

(a)(1)(F)	Press Release dated September 15, 2008.

1